SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

60th Annual General Meeting

190th Extraordinary General Meeting

April 23, 2015

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors	3

2. Guidance for Participation in the Joint General Meeting	4
Attending Shareholder	4
Shareholder Represented by Proxy	4
Holders of ADRs	4

3. Call Notice	5

4. Information on the matters to be examined and discussed at the 60th Annual
General Meeting	7
Analysis, discussion and voting on the Annual Management Report, balance
sheet and other financial statements for fiscal year 2014	7
Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2014 — including profit sharing payment — and the
subsequent distribution of shareholders’ payment	8
Election of members of the Fiscal Council due to end of term of office	10
Election of members of the Board of Directors due to end of term of office	11
Establishment of the compensation of the Management and members of the
Fiscal Council	12

5. Information on the matters to be analyzed and discussed at the 190th
Extraordinary General Meeting	13
Amendment to the caput of Article 4, in accordance with the provision set forth in paragraph 1 of Article 7, both of the Company's Bylaws, due to the conversion of
preferred shares classes A and B, as per shareholders' request	13

6. Annexes (Anexos - only in Portuguese)
I - item 12.6 to 12.10 of CVM’s Reference Form (annex 24 to CVM’s Rule
480/2009)
II - item 13 of CVM’s Reference Form (annex 24 to CVM’s Rule 480/2009)

1. Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 60th Annual General meeting (AGM) and 190th Extraordinary General Meeting (EGM) were called for April 23, 2015, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the Joint General Meeting, who will be able to provide further clarification required on any matter included in the agenda.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meetings.

Sincerely,

Fernando Xavier Ferreira
Chairman of the Board of Directors

2. Guidance for Participation in the Joint General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the Joint General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

• Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

• Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Joint General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Joint General Meeting.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

• Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the second item above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Joint General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Joint General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

3. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 23, 2015, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1. To analyze, discuss and vote the 2014 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2014;

2. To resolve on the Board of Executive Officers’ proposal for allocation of the 2014 net income in the amount of R$1,205,950,340.45 — including profit sharing payment —and the subsequent payment in the amount of R$622,523,190.03, as follows:

•     Interest on equity replacing dividends, in the gross amount of R$30,000,000.00, which were declared and paid in advance on November 21, 2014;

•     Dividends in the amount of R$592,523,190.03, of which R$350,769,731.75 were already declared and paid in advance on November 21, 2014; the remaining part of the dividends in the amount of R$241,753,458.28 whose payment shall occur within 60 days of the Annual General Shareholders’ meeting taking place on April 23, 2015 shall be distributed as follows: R$0.84351 per common share (ON), R$1.06310 per class A preferred share (PNA) and R$0.92803 per class B preferred share (PNB);

3. To elect the members of the Fiscal Council due to end of term of office;

4. To elect the members of the Board of Directors due to end of term of office; and

5. To establish the compensation for the Management and members of the Fiscal Council.

EXTRAORDINARY GENERAL MEETING

1. To amend the caput of Article 4, according to the provision set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Ordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial, Investors’ Relations and Control of Holdings Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting; and c) Pursuant to CVM Rule 282, as of June 26, 1998, the minimum attendance of the voting capital necessary to request multiple vote to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 23, 2015

Fernando Xavier Ferreira
Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, on March 23, 24 and 25, 2015 editions, being also available on the Company’s website (www.copel.com).

4. Information on the matters to be examined and discussed at the 60th Annual General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for the fiscal year 2014

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors. In addition, the Fiscal Council issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by KPMG Auditores Independentes, the Company’s independent auditors.

The analysis of the Audit Committee and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

Availability of Information

The Annual Report and the Financial Statements will be published in the Official Gazette of the State of Paraná, in the newspaper Gazeta do Povo on April 15, 2015, pursuant to the applicable laws, being also available at the Company’s headquarters, at BM&Fbovespa - Securities, Commodities and Futures Exchange, and on Copel’s website (www.copel.com).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2014 in the amount of R$1,205,950,340.45 — including profit sharing payment — and the subsequent payment in the amount of R$622,523,190.03, as follows:

• Interest on equity replacing dividends, in the gross amount of R$30,000,000.00, which were declared and paid in advance on November 21, 2014;

• Dividends in the amount of R$592,523,190.03, of which R$350,769,731.75 were already declared and paid in advance on November 21, 2014; the remaining part of the dividends in the amount of R$241,753,458.28 whose payment shall occur within 60 days of the Annual General Shareholders’ meeting taking place on April 23, 2015 shall be distributed as follows: R$0.84351 per common share (ON), R$1.06310 per class A preferred share (PNA) and R$0.92803 per class B preferred share (PNB).

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2014, the amount of said distribution is equivalent to 50% of net adjusted income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

Allocation

Appropriation

From the net income for the fiscal year 2014, calculated in accordance with the Brazilian Corporation Law, in the amount of R$1,205,950,340.45 (one billion, two hundred and five million, nine hundred and fifty thousand, three hundred and forty reais and forty five cents), the Board of Executive Officers proposes the following appropriations: a) R$60,297,517.02 (sixty million, two hundred and ninety-seven thousand, five hundred and seventeen reais and two cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with Law no. 6,404, Article 193, as of December 15, 1976, and with Article 40, item II, of the Company’s Bylaws; b) R$30,000,000.00 (thirty million reais) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with articles 192 and 202 of Law no. 6,404/1976; article 9th, paragraph 7th, of Law no. 9,249, as of December 26, 1995; and article 6th and its paragraphs of the Bylaws, which were already declared and paid in advance on November 21, 2014, as proposed at the 2131st Meeting of the Board of Executive Officers, held on October 20, 2014, and ratified by the 126th Extraordinary Meeting of the Board of Directors, held on October 24, 2014; c) R$592,523,190.03 (five hundred and ninety-two million, five hundred and twenty-three thousand, one hundred and ninety reais and three cents) to be added up to the amount for payment of compulsory minimum dividends, in compliance with article 202 of Law no. 6,404, as of December 15, 1976; article 9th, paragraph 7th, of Law no. 9,249, as of December 26, 1995; and article 6th and its paragraphs of the Bylaws, as well as for payment of additional dividends to the compulsory minimum dividends; of which R$350,769,731.75 (three hundred and fifty million, seven hundred and sixty-nine thousand reais, seven hundred and thirty-one reais and seventy-five cents) were already declared and paid in advance on November 21, 2014, as proposed at the

2131st Meeting of the Board of Executive Officers, held on October 20, 2014, and ratified by the 126th Extraordinary Meeting of the Board of Directors, held on October 24, 2014;

Pursuant to the provisions set forth by the law and the Company’s Bylaws, the shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income in any year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of new accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which in 2014 amounted to net value of R$99,393,556.62 (ninety-nine million, three hundred and ninety-three thousand, five hundred and fifty-six reais and sixty-two cents).

This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve.

The amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,245,046,380.05 (one billion, two hundred and forty-five million, forty-six thousand, three hundred and eighty reais and five cents) and R$311,261,595.01 (three hundred and eleven million, two hundred and sixty-one thousand, five hundred and ninety-five reais and one cent).

The gross payment made to shareholdres of the interest on capital in the amount of R$30,000,000.00 (thirty million reais) is equivalent to a net of income tax withheld at source in the amount of R$26,838,504.76 (twenty-six million, eight hundred and thirty-eight thousand, five hundred and four reais and seventy-six cents), which, added to the amount of R$592,523,190.03 (five hundred and ninety-two million, five hundred and twenty-three thousand, one hundred and ninety reais and three cents), proposed as dividends to be distributed to the shareholders, result in a total compensation net of income tax withheld at source in the amount of R$619,361,694.79 (six hundred and nineteen million, three hundred and sixty-one thousand, six hundred and ninety-four reais and seventy-nine cents).

This amount is superior to the minimum mandatory dividends in R$308,100,099.78 (three hundred and eight million, one hundred thousand, ninety-nine reais and seventy-eight cents). Pursuant to items 10,11 and 24 of ICPC no. 08 – Booking of the Proposal for Payment of Dividends – and item III of CVM Resolution 683 of August 30, 2012, the portion of the proposed compensation, which exceeds the minimum mandatory dividends previously mentioned in the amount of R$308,100,099.78 (three hundred and eight million, one hundred thousand, ninety-nine reais and seventy-eight cents), should remain in the Company’s financial statements under the line “additional proposed dividend”.

Nevertheless, the antecipated payments of interest on capital and of dividends, net of income tax withheld at source, resulted in the total amount of R$377,608,236.51 (three hundred and seventy-seven million, six hundred and eight thousand, two hundred and thirty-six reais and fifty-one cents), which represents an amount superior to the minimum mandatory dividends.

Having the antecipations to the shareholders been superior to the mandatory compensations in the amount of R$66,346,641.50 (sixty-six million, three hundred and forty-six thousand, six hundred and forty-one reais and fifty cents), this portion will result in negative adjustment of the original amount of the proposed dividends and will be recorded by the amount of R$241,753,458.28 (two hundred forty-one million, seven hundred and fifty-three thousand, four hundred and fifty-eight reais and twenty-eight cents). This amount will remain in reserve in the Company’s net equity under the line “Addition dividend proposed” until the resolution of the proposal by the 60th Annual General Meeting, when it will, if approved, be transferred to the “Current liabilities” line. d) R$622,523,190.02 (six hundred and twenty-two million, five hundred and twenty-three thousand, one hundred and ninety reais and two cents) corresponding to the balance of net income for the year added by the realization of the equity valuation reserve, as Profit Retention Reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of Law no. 6,404/76, as of December 15, 1976. The amount of establishment of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) added by the retained earnings account resulting from the realization of the equity valuation adjustments verified in the fiscal year 2014, which is addressed in item 28 of ICPC no. 10, in the amount of R$99,393,556.62 (ninety-nine million, three hundred and ninety-three thousand, five hundred and fifty-six reais and sixty-two cents).

Below is a breakdown of the allocations proposed herein:

Equity information (allocations): Net income for the year 2014: R$1,205,950,340.45 ( - ) Legal Reserve (5% of the net income of the year) R$60,297,517.02 = adjusted net income R$1,145,652,823.43 ( + ) Realization of equity valuation adjustments – net of income tax withheld at source R$99,393,556.62 = Calculation basis for allocation of profits (including dividends) R$1,245,046,380.05 ( - ) Interest on equity – gross amount R$30,000,000.00 ( - ) Dividends R$592,523,190.03 ( - ) Profit retention reserve for investments R$622,523,190.02. The Company’s financial statements of 2014 reflect the accounting recordings of the specific allocations based on the assumption of their approval by the 60th General Shareholders’ Meeting, as established in paragraph 3 of article 176 of Law no. 6,404, as of December 15, 1976.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, as of December 19, 2000, State Law no. 16,560/2010 and State Decree no. 1978/2007 regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of Brazil’s constitution.

In compliance with the above-mentioned law, the Board of Executive Officers proposes the payment, as profit sharing, of R$ 90,000,000.00 (ninety million reais) to employees of wholly-owned subsidiaries. This amount is recorded in the 2014 Financial

Statements under the “Personnel expenses” line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2151st meeting held on March 17, 2015; of the Board of Directors at its 148th ordinary meeting held on March 18, 2015; and of the Audit Committee at its 118th meeting held on March 18, 2015; having also received a favorable opinion from the Fiscal Council in its 357rd meeting held on March 19, 2015.

Fiscal Council Report

The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, underwritten signed, acting according to their statutory tasks and legal responsibilities, have examined the Financial Statements, the Annual Management Report and the Board of Executive Officers’ proposal for allocation of the net income of the fiscal year ended on December 31, 2014, and based on the analysis done and on additional clarifications provided by the Board of Executive Officers, and, yet, considering the related report issued with no qualifications by KPMG Independent Auditors, concluded that the documents analysed, in all their relevant aspects, have been properly presented. For this reason, the Fiscal Council members have issued a favourable opinion on their submission to the Shareholders’ analysis and subsequent resolution. Curitiba, March 19, 2015. (a) Joaquim Antonio Guimarães de Oliveira Portes - Chairman; George Hermann Rodolfo Tormin; José Tavares da Silva Neto; and Carlos Eduardo Parente de Oliveira Alves.

Election of the members of the Fiscal Council due to end of term of office

Clarifications

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 31 of the Company’s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the Joint General Meeting of April 2015.

In accordance with the Brazilian Corporation Law (Law no. 6,404/1976), in order to take office, all members of the Fiscal Council shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Vacant positions and right to vote

Copel’s Fiscal Council comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a) three members and their respective alternates appointed by the state of Paraná (only holders of common shares have voting rights);

b) one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and

c) one member and his respective alternate appointed by the holders of preferred shares – the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit.

Appointments
Pursuant to CVM Rule no. 481, article 10, as of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Fiscal Council, for the 2015-2016 term of office:

Sitting members:
Joaquim Antonio Guimarães de Oliveira Portes
George Hermann Rodolfo Tormin
Nelson Leal Junior

Alternates (respectively):
Osni Ristow
oberto Brunner
Gilmar Mendes Lourenço

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may nominate, at this Joint General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Annex I - item 12.6 to 12.10 of the Reference Form (only in Portuguese)

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Election of the members of the Company’s Board of Directors due to end of term of office

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/76).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa - Securities, Commodities and Futures Exchange, in compliance with article 30 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a) five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b) two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c) one is appointed by the Company’s employees as established in State Law no.8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);

d) one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Appointments

Pursuant to CVM Rule no. 481, article 10, as of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for reelection, the following members of the Board of Directors for the 2015-2017 term of office:

Fernando Xavier Ferreira - Chairman
Luiz Fernando Leone Vianna - Executive Secretary
Mauro Ricardo Machado Costa
José Richa Filho
Carlos Homero Giacomini

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may nominate, at this Joint General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Annex I - item 12.6 to 12.10 of the Reference Form.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Establishment of the compensation of the Management and members of the Fiscal Council

Clarifications

According to Article 152 of Law no. 6,404/76, the General Shareholders Meeting shall determine the annual compensation of the members of the Company’s Board of Directors and Fiscal Council, considering also all the social charges involved.

Traditionally, the policy and the percentages of compensation are set forth at the General Meeting, in accordance with the proposal submitted by the majority shareholder, which envisages:

a) real gains, whenever possible; and

b) the best compensation possible for the service done by the members of the Company’s Board of Directors and the Fiscal Council, whose compensation is not variable and not linked to any performance targets and indicators.

The compensation paid to the members of the Company’s Board of Directors and the Fiscal Council is the sole responsibility of Copel’s holding company and not of its wholly-owned subsidiaries or controlled companies, being it not linked to any corporate action such as the sale of the shareholding control of the Company, for instance.

In 2015, so as to fully comply with item 1 of Article 12 of CVM Rule no. 481/2009, the Company’s majority shareholder has proposed the annual compensation limit of up to R$9,738,040.00 (inclusive of social charges), as follows:

i. the maintenance, for the Executive Officers, of the compensation proposed in the last fiscal year, adjusted to the new corporate organizational structure and by the National Consumers Prices Index (INPC) of the total period;

ii.compensation of fifteen percent (15%) of the compensation that, on average, is assigned to each Executive Officer, including the extra 13th salary paid annually, added by the specific gratification paid to the members of the Audit Committee in the amount of R$5,000.00/monthly;

Thus, from the annual compensation limit as stated above, up to R$ 7,698,320.00 (inclusive of social charges) shall be proposed as global annual compensation for the Executive Officers; up to R$ 1,390,611.00 (inclusive of social charges) as global annual compensation for the Board of Directors; and up to R$ 649,109.00 (inclusive of social charges) as global annual compensation for the Fiscal Council.

Annex II – item 13 of CVM’s Reference Form (Management Compensation) (only in portuguese)

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

5. Information on the matters to be analyzed and discussed at the 190th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the only item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

Amendment to the caput of Article 4, in accordance with the provision set forth in paragraph 1 of Article 7, both of the Company's Bylaws, due to the conversion of preferred shares classes A and B, as per shareholders' request.

Clarifications

Whereas according to the privilege provided for in paragraph 1 of Article 7 of the Bylaws of the Company, there was conversion of Preferred A shares in Preferred B shares, at the request of shareholders, and that this would also lead to adjustments in the main clause of Article 4, it is proposed that the same article, before these two settings, should read as follows: “Article 4 - Underwritten paid up capital is R$6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 380.291 (three hundred and eighty thousand, two hundred and ninety-one) shares are class “A” shares and 128,244,004 (one hundred twenty-eight million, two hundred forty-four thousand and four) shares are class “B” shares.”

Previous text marking alterations being made:

“Article 4 - Underwritten paid up capital is R$6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 381.509 (three hundred and eighty-one thousand, five hundred and nine) ~~381,509 (three hundred and eighty-one thousand, five hundred and nine)~~ shares are class “A” shares and 128,242,786 (one hundred twenty-eight million, two hundred forty-two thousand, seven hundred and eighty-six) ~~128,242,786 (one hundred twenty-eight million, two hundred forty-two thousand, seven hundred and eighty-six)~~ shares are class “B” shares.”

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

12.6 / 8 - Composição e experiência profissional da administração e do conselho fiscal

INDICADOS PELO CONTROLADOR PARA O CONSELHO DE ADMINISTRAÇÃO

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Fernando Xavier Ferreira	66	Pertence apenas ao Conselho de Administração	09/02/2015	Mandato 2013/2015 Recondução 2015/2017
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
142.144.239-68	Engenheiro Eletricista	20 – Presidente do Conselho de Administração	10/02/2015	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro do Conselho de Administração da Companhia Paranaense de Energia - Copel; Secretário da Educação do Estado do Paraná; Membro do Conselho Superior Estratégico da Federação das Indústrias do Estado de São Paulo - Fiesp; Membro do Conselho de Administração do Centro Educacional João Paulo II; Membro do Conselho da Associação Amigos do Hospital das Clínicas.

Principais atividades exercidas: Presidente da Telecomunicações do Paraná S/A – TELEPAR; Diretor Geral Brasileiro da Itaipu Binacional; Presidente da Northern Telecom do Brasil; Secretário Executivo do Ministério das Comunicações; Presidente da Telecomunicações Brasileiras S/A – TELEBRAS; Presidente do Grupo Telefônica no Brasil; Professor das cadeiras de Microondas e Eletromagnestismo no Departamento de Engenharia Elétrica da Universidade Federal do Paraná; Membro do Comitê Latino Americano da New York Stock Exchange - NYSE (EUA); Presidente do Conselho Superior de Infraestrutura da Federação das Indústrias do Estado de São Paulo - Fiesp; e Presidente e membro do Conselho de Administração de várias empresas.

Formação:

graduado em Engenharia Elétrica, opção Telecomunicações, pela Pontifícia Universidade Católica do Rio de Janeiro em 1971. Cursou o Management Training Course da Escola de Business Administration da Western Ontario University (Canadá) em 1982.

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Luiz Fernando Leone Vianna	62	Pertence à Diretoria e ao Conselho de Administração	23/12/2014	DIR 2015/2017 CAD 2015/2017
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
201.576.659-68	Engenheiro Eletricista e Administrador de Empresas	33 - Dir. Presidente e Conselheiro (Efetivo)	01/01/2015	Sim
Outros cargos e funções exercidas no emissor

Diretor de Relações Institucionais da Copel (Holding) (2002); Diretor Presidente da Copel Geração S.A. (1999-2002); Assistente da Presidência da Copel (1998-1999); Assistente da Diretoria de Operação da Copel (1997-1998) e Superintendente de Operação e Manutenção da Geração e Transmissão Leste (1995-1997).

Experiência profissional / Declaração de eventuais condenações

Funções atuais: Diretor Presidente da Companhia Paranaense de Energia - Copel, Membro do Conselho de Administração da Companhia Paranaense de Energia, Conselheiro no Fórum de Meio Ambiente do Setor Elétrico - FMASE; Membro do Conselho de Administração da ONS – Operador Nacional do Sistema Elétrico; Membro Fundador do Fórum das Associações do Setor Elétrico Brasileiro; e Vice-Presidente do Conselho Consultivo da Empresa de Pesquisa Energética - EPE/Concepe.

Principais atividades exercidas: Presidente do Conselho de Administração da Associação dos Produtores Independentes de Energia Elétrica - Apine (2004-2014); Membro do Conselho Temático de Meio Ambiente da CNI - Coema (2010-2011); Presidente do Fórum de Meio Ambiente do Setor Elétrico FMASE (2005-2006 e 2010-2011); Consultor na empresa Vianna Consultoria Ltda. (2003-2004); Conselheiro da Associação dos Produtores Independentes de Energia Elétrica - Apine (2001-2003); Membro do Conselho Paranaense de Recursos Hídricos (1997-2002); Membro do Mercado Atacadista de Energia - MAE e da Administradora do Mercado Atacadista de Energia - Asmae (1998-2001); Membro do Conselho Regional de Engenharia do Paraná (1999-2000) e Diretor da Duke do Brasil (1997-1998)

Formação: Especialização em Geração Hidrelétrica; Pós-graduação em Materiais para Equipamentos Elétricos, pela Universidade Federal do Paraná - UFPR (1992); Especialização em Gerência de Manutenção (Eletrobras) (1984); Especialização em Manutenção de Usinas Hidrelétricas (Eletrobras) (1982);

Graduação em Engenharia Elétrica, pela UFPR (1978); e Graduação em Administração de Empresas, pela UFPR (1974).

Não há qualquer condenação criminal.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Mauro Ricardo Machado Costa	53	Pertence apenas ao Conselho de Administração	09/02/2015	Mandato 2013/2015 Recondução 2015/2017
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
266.821.251-00	Administrador de Empresas	27 - Conselho de Adm. Independente (Efetivo)	10/02/2015	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro do Conselho de Administração da Companhia Paranaense de Energia - Copel; Secretário de Estado da Fazenda do Estado do Paraná; Presidente do Conselho de Administração - FOMENTO PARANÁ; Presidente do Conselho de Administração – PARANACIDADE; Presidente do Conselho de Administração - Companhia de Saneamento do Paraná – SANEPAR; Membro do Conselho de Administração - Companhia de Habitação do Paraná – COHAPAR; e Membro do Conselho de Administração - Agência Paraná de Desenvolvimento – APD.

Principais atividades exercidas: Auditor-Fiscal da Receita Federal do Brasil; Secretário da Fazenda do Estado de São Paulo (2007 a 2010); Secretário de Finanças da Prefeitura de São Paulo (2005-2006 e 2011-2012); Presidente da Fundação Nacional de Saúde – Funasa (1999 a 2002); Presidente da Companhia de Saneamento de Minas Gerais – Copasa (2003 a 2004); e Superintendente da Zona Franca de Manaus – Suframa (1996 a 1999).

Formação: Graduação em Administração de empresas, Centro Universitário de Brasília – UNICEUB (1981-1984); e Pós-graduação em Administração Pública, pela Fundação Getúlio Vargas (1988).

Não há qualquer condenação criminal.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
José Richa Filho	50	Pertence ao Conselho de Administração e ao Comitê de Auditoria	28/01/2011	Mandato 2009/2011; Recondução 2011/2013; Recondução 2013/2015 Recondução 2015/2017
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
567.562.919-04	Engenheiro Civil	27 - Conselho de Adm. Independente (Efetivo)	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro do Conselho de Administração e do Comitê de Auditoria da Companhia Paranaense de Energia - Copel; Secretário de Estado de Infraestrutura e Logística, desde 01/01/2011, Presidente do Conselho de Administração da Paraná Edificações – PRED, Decreto 7.842/2013; Presidente do Conselho de Administração do Departamento de Estradas de Rodagens do Paraná – DER; Presidente do Conselho de Administração da Estrada de Ferro Oeste Pr- FERROESTE; Membro do Conselho de Administração da Agência Paraná de Desenvolvimento- APD; Membro do Conselho de Administração do Departamento de Transito do Paraná-DETRAN; e Presidente do Conselho de Administração dos Portos de Paranaguá e Antonina – APPA.

Principais atividades exercidas: Membro do Comitê Gestor e Deliberativo do Programa Paraná Competitivo (2013); Membro do Conselho de Administração da Companhia de Informática do Paraná - Celepar (2011-2013); Secretário Municipal de Administração da Prefeitura de Curitiba (2005-2010);Diretor Administrativo e Financeiro da Agência de Fomento do Paraná S.A. (2003-2004);e Diretor Administrativo e Financeiro do Departamento de Estradas de Rodagem do Paraná - DER-PR (2000-2002).

Formação: Pós-graduação em gestão pública, pela Sociedade Paranaense de Ensino e Informática – Spei (2006); e Graduação em engenharia civil, pela Pontifícia Universidade Católica do Paraná – PUC-PR (1987).

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Carlos Homero Giacomini	59	Pertence ao Conselho de Administração e ao Comitê de Auditoria	12/07/2011	Mandato 2011/2013; Recondução 2013/2015 Recondução 2015/2017
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
269.970.880-15	Médico	22 - Conselho de Administração (Efetivo)	13/07/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções Atuais: Membro do Conselho de Administração e Presidente do Comitê de Auditoria da Companhia Paranaense de Energia - Copel; Médico da Secretaria de Estado da Saúde do Paraná.

Principais atividades exercidas: Diretor do Hospital Oswaldo Cruz (1985-1986); Diretor de Planejamento e Superintendente do Instituto Municipal de Administração Pública - Imap (1997-1998); Presidente do Instituto de Previdência dos Servidores do Município de Curitiba - IPMC (1999); Secretário Municipal de Recursos Humanos da Prefeitura de Curitiba (1999-2002); Presidente do Imap de Curitiba (2005-2012); e Secretário Municipal de Planejamento e Gestão da Prefeitura de Curitiba (2009-2012).

Formação: Mestrado em Saúde Coletiva, pela Universidade Estadual de Londrina - UEL (1994); Especialização em Pediatria, com residência no Hospital Evangélico de Curitiba (1982); e Graduação em Medicina, pela Faculdade Evangélica de Medicina do Paraná (1980).

Não há qualquer condenação criminal.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

INDICADOS PELO CONTROLADOR PARA O CONSELHO FISCAL

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Joaquim Antonio Guimarães de Oliveira Portes	73	Conselho Fiscal	28/01/2011	Mandato 2010/2011; Recondução 2011/2012; Recondução 2012/2013; Recondução 2013/2014 Recondução 2014/2015 Recondução 2015/2016
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
005.082.929-72	Advogado	Pres. C.F. Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Presidente do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de suas Subsidiárias Integrais.

Principais atividades exercidas: Assessor Especial do Gabinete do Governador do Estado do Paraná; Integrante do Grupo de Trabalho do Conselho Revisor; Membro do Grupo de Trabalho do G-Gov/PR; e Membro do Grupo de Trabalho Mãos Limpas; Membro Suplente do Conselho de Administração da Sanepar(2006); Diretor Administrativo-Financeiro da Paraná Esporte(2004-2005); Membro do Conselho Estadual de Esporte (2005); Chefe da Assessoria Jurídica do Instituto de Desenvolvimento Educacional do Paraná (1995-1996); e Diretor Geral da Secretaria de Estado da Justiça (1991-1994).

Formação: Graduado pela Escola de Direito da Pontifícia Universidade Católica do Paraná; Graduado em Jornalismo pela Faculdade de Filosofia, Ciências e Letras da Universidade Católica do Paraná; Pós-graduação em Administração Pública pela Escola Brasileira de Administração Pública da FGV - RJ; Especialização em Direito Administrativo pela Faculdade de Direito da Pontifícia Universidade Católica de São Paulo – SP.

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
George Hermann Rodolfo Tormin	55	Conselho Fiscal	09/02/2015	Mandato 2014/2015; Recondução 2015/2016.
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
247.119.341-20	Engenheiro Civil	C.F.(Efetivo)Eleito p/Controlador	10/02/2015	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de suas Subsidiárias Integrais; Membro do Conselho Fiscal da Companhia de Saneamento do Paraná - Sanepar e Diretor Geral da Secretaria de Estado da Fazenda do Paraná (desde 1º/01/15).

Principais atividades exercidas: Subsecretário da Fazenda do Município do Salvador e Diretor da Receita Municipal (2013-2014); Secretário Adjunto da Secretaria de Finanças da Prefeitura de São Paulo (2005-2006 e 2011-2012); Diretor Presidente da Companhia São Paulo de Desenvolvimento de Ativos - SPDA (2011-2012); Diretor Presidente da Companhia Paulistana de Securitização - SPSec (2011-2012); Secretário Adjunto da Secretaria da Fazenda do Estado de São Paulo e Diretor Presidente da Companhia Paulista de Parcerias - CPP (2007-2010); Subsecretário da Receita Municipal de São Paulo (2005-2006); Diretor Financeiro, Administrativo e de Relações com Investidores da Companhia de Saneamento de Minas Gerais - Copasa (2003-2004); Diretor Executivo da Fundação Nacional de Saúde - Funasa (1999-2002); Superintendente Adjunto de Operações e de Projetos da Zona Franca de Manaus - Suframa. (1996-1999); Subsecretário Adjunto de Planejamento e Orçamento no Ministério do Planejamento e Orçamento (1995-1996);Chefe da Divisão de Suporte Tecnológico da Secretaria da Receita Federal (1994-1995); Coordenador Geral da Secretaria de Administração Geral do Ministério do Bem-Estar Social (1993-1994); e Coordenador de Acompanhamento e Avaliação da Secretaria da Receita Federal (1991-1993); e Auditor-Fiscal da Receita Federal do Brasil (desde 1986).

Formação: Graduação em Engenharia Civil, pela Universidade Federal do Rio de Janeiro.(1978-1983)

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Nelson Leal Júnior	48	Conselho Fiscal	23/04/2015	Mandato 2015/2016
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
556.265.489-04	Engenheiro Civil	C.F.(Efetivo)Eleito p/Controlador	23/04/2015	Sim
Outros cargos e funções exercidas no emissor

Conselheiro Fiscal da Companhia Paranaense de Energia – Copel nos mandatos 2013/2014 e 2014/2015 (incompleto), sendo substituído na 189ª AGE de 09.02.2015. Retornou como Conselheiro Fiscal da Companhia Paranaense de Energia – Copel na 60ª AGE de 23.04.2015 para o mandato 2015/2016

Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro Titular do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de sua Subsidiárias Integrais; e Diretor Geral Departamento de Estradas de Rodagem do Paraná - DER/PR.

Principais atividades exercidas: Membro Titular do Conselho Fiscal da Companhia Paranaense de Energia – Copel – mandatos 2013/2014 e 2014/2015; Diretor Financeiro do Instituto de Engenharia do Paraná (1996 até 2000); Presidente das Associações de Engenharia e Arquitetura do Estado do Paraná (2000 até 2003); Secretário de Obras Na Prefeitura Municipal de Curitiba (2003 até 2006); Diretor Superintendente da Canet Junior S/A Desenvolvimento Imobiliário (2006 até 2013).

Formação: Graduado em Engenharia Civil pela Universidade Federal do Paraná (1988).

Não há qualquer condenação criminal

13.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Osni Ristow	76	Conselho Fiscal	28/01/2011	Mandato 2010/2011; Recondução 2011/2012; Recondução 2012/2013; Recondução 2013/2014 Recondução 2014/2015 Recondução 2015/2016
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
110.282.709-68	Administrador	C.F.(Suplente)Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Funcionário aposentado pela Copel
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro suplente do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de suas Subsidiárias Integrais.

Principais atividades exercidas: Presidente da Fundação Copel de Previdência e Assistência Social (1980 a 1983); Membro do Comitê de Investimentos da Fundação Copel (2004 a 2010).

Formação: Graduado em Sociologia e Política e Administração Pública; Especialização em administração de Empresas.

Outras informações

Não há qualquer condenação criminal

14.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Roberto Brunner	72	Conselho Fiscal	28/01/2011	Mandato 2010/2011; Recondução 2011/2012; Recondução 2012/2013; Recondução 2013/2014 Recondução 2014/2015 Recondução 2015/2016
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
114.387.549-49	Contador	C.F.(Suplente)Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Funcionário aposentado pela Copel
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro suplente do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de suas Subsidiárias Integrais; e Sócio Diretor da BJR – Serviços Administrativos Ltda. CNPJ 01.174.685/0001-55.

Principais atividades exercidas: Membro do Conselho Fiscal (1985 a 1987), do Conselho Deliberativo (1998 a 2004) e Diretor Financeiro (2005 a 2007) da Fundação Copel de Previdência e Assistência Social.

Formação: Graduado em Ciências Contábeis.

Outras informações

Não há qualquer condenação criminal

15.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Gilmar Mendes Lourenço	59	Conselho Fiscal	25/04/2013	Mandato 2013/2014 Recondução 2014/2015 Recondução 2015/2016
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
183.745.069-20	Economista	C.F.(Suplente)Eleito p/Controlador	25/04/2013	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais: Membro suplente do Conselho Fiscal da Companhia Paranaense de Energia – Copel e de suas Subsidiárias Integrais; Diretor Presidente do Instituto Paranaense de Desenvolvimento Econômico e Social - Ipardes (2011-atual); e Professor de Economia da Faculdade de Administração e Economia - FAE - Centro Universitário (2000-atual).

Principais atividades exercidas: Pesquisador do Instituto Paranaense de Desenvolvimento Econômico e Social (Ipardes)- desde 1977.

Formação: Mestre em Engenharia da Produção - Universidade Federal de Santa Catarina – UFSC (2002); e Bacharel em Ciências Econômicas - Universidade Federal do Paraná - (UFPR) (1976).

Outras informações

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

12.7 - Composição dos comitês estatutários e dos comitês de auditoria, financeiro e de remuneração

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
Carlos Homero Giacomini	Comitê de Auditoria	Presidente do Comitê	Médico	03/05/2013	2013/2015
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
269.970.880-15			59	03/05/2013
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
Membro do Conselho de Administração - Independente - Eleito pelo Controlador.

Funções Atuais: Membro do Conselho de Administração e Presidente do Comitê de Auditoria da Companhia Paranaense de Energia - Copel; Médico da Secretaria de Estado da Saúde do Paraná.

Principais atividades exercidas: Diretor do Hospital Oswaldo Cruz (1985-1986); Diretor de Planejamento e Superintendente do Instituto Municipal de Administração Pública - Imap (1997-1998); Presidente do Instituto de Previdência dos Servidores do Município de Curitiba - IPMC (1999); Secretário Municipal de Recursos Humanos da Prefeitura de Curitiba (1999-2002); Presidente do Imap de Curitiba (2005-2012); e Secretário Municipal de Planejamento e Gestão da Prefeitura de Curitiba (2009-2012).

Formação: Mestrado em Saúde Coletiva, pela Universidade Estadual de Londrina - UEL (1994); Especialização em Pediatria, com residência no Hospital Evangélico de Curitiba (1982); e Graduação em Medicina, pela Faculdade Evangélica de Medicina do Paraná (1980).

Não há qualquer condenação criminal

16.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
José Richa Filho	Comitê de Auditoria	Membro do Comitê (Efetivo)	Engenheiro Civil	03/05/2013	2013/2015
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
567.562.919-04			50	03/05/2013
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
Membro do Conselho de Administração - Independente - Eleito pelo Controlador.

Funções atuais: Membro do Conselho de Administração e Presidente do Comitê de Auditoria da Companhia Paranaense de Energia – Copel, Secretário de Estado de Infraestrutura e Logística, desde 01/01/2011, Presidente do Conselho de Administração da Paraná Edificações – PRED, Decreto 7.842/2013; Presidente do Conselho de Administração do Departamento de Estradas de Rodagens do Paraná – DER; Presidente do Conselho de Administração da Estrada de Ferro Oeste Pr- FERROESTE; Membro do Conselho de Administração da Agência Paraná de Desenvolvimento- APD; Membro do Conselho de Administração do Departamento de Transito do Paraná-DETRAN; e Presidente do Conselho de Administração dos Portos de Paranaguá e Antonina – APPA.

Principais atividades exercidas: Membro do Comitê Gestor e Deliberativo do Programa Paraná Competitivo (2013); Membro do Conselho de Administração da Companhia de Informática do Paraná - Celepar (2011-2013); Secretário Municipal de Administração da Prefeitura de Curitiba (2005-2010);Diretor Administrativo e Financeiro da Agência de Fomento do Paraná S.A. (2003-2004);e Diretor Administrativo e Financeiro do Departamento de Estradas de Rodagem do Paraná - DER-PR (2000-2002).

Formação: Pós-graduação em gestão pública, pela Sociedade Paranaense de Ensino e Informática – Spei (2006); e Graduação em engenharia civil, pela Pontifícia Universidade Católica do Paraná – PUC-PR (1987).

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

12.9 - Existência de relação conjugal, união estável ou parentesco até o 2º grau relacionadas a administradores do emissor, controladas e controladores

Nome	CPF	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo
Administrador do emissor ou controlada
José Richa Filho	567.562.919-04	Companhia Paranaense de Energia - COPEL	76.483.817/0001-20	Irmão ou Irmã (1º grau por consangüinidade)
Conselheiro de Administração e Membro Efetivo do Comitê de Auditoria
Pessoa relacionada
Carlos Alberto Richa	123.456.789-09	Estado do Paraná	76.416.890/0001-89
Governador do Estado do Paraná
Observação

17.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

12.10 - Relações de subordinação, prestação de serviço ou controle entre administradores e controladas, controladores e outros

Nos últimos três exercícios, não houve relações de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

18.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13. Remuneração dos administradores

13.1 - Descrição da política ou prática de remuneração, inclusive da diretoria não estatutária

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração anual, com encargos, dos Administradores e Conselheiros Fiscais da Copel que, de acordo com a mesma prática adotada nos anos anteriores, leva em consideração a remuneração do exercício anterior acrescida de correção monetária acumulada no período e, eventualmente, de ganho real.

Não há outro objetivo específico dessa prática que não seja, simplesmente, remunerar os administradores e conselheiros fiscais pelos serviços prestados à Companhia, pois não há pagamentos vinculados ao atingimento de quaisquer metas, nem tampouco remuneração variável ou indicadores de desempenho sendo, assim, a remuneração composta apenas pelo honorário e, para os membros do Comitê de Auditoria, acrescida de gratificação específica no valor de R$ 5.000,00 por mês.

Nenhuma remuneração dos administradores e conselheiros fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

Para 2015, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário deverá propor o limite global anual, com encargos, de até R$ 9.738.040,00 o qual contempla:

a)             para os Diretores: a remuneração do exercício anterior, acrescida de correção monetária pelo INPC acumulado no período, e

b)             para cada um dos membros em exercício do Conselho de Administração e do Conselho Fiscal, remuneração mensal equivalente a até 15% (quinze por cento) daquela que, em média, é atribuída a cada Diretor, incluindo a 13ª remuneração.

Sendo assim, do limite global anual, até R$ 7.698.320,00 com encargos (INSS e FGTS) deverá ser proposto para à Diretoria; até R$ 1.390.611,00 com encargos (INSS) para o Conselho de Administração; e até R$ 649.109,00 com encargos (INSS) para o Conselho Fiscal.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.2 - Remuneração total do conselho de administração, diretoria estatutária e conselho fiscal

Remuneração total prevista para o Exercício Social corrente 31/12/2015 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	6	5	20
Remuneração fixa anual
Salário ou pró-labore	1.106.282,66	6.662.038,83	582.412,80	8.350.734,29
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	180.000,00	0,00	0,00	180.000,00
Outros	104.328,20	1.036.280,87	66.695,91	1.207.304,98
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis	0,00	0,00	0,00	0,00
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação
Total da remuneração	1.390.610,86	7.698.319,70	649.108,71	9.738.039,27

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Remuneração total do Exercício Social em 31/12/2014 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	6	5	20
Remuneração fixa anual
Salário ou pró-labore	860.762,44	6.438.415,08	494.099,54	7.793.277,06
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	173.333,33	0,00	0,00	173.333,33
Outros	33.794,71	493.451,50	16.918,67	544.164,88
Descrição de outras remunerações fixas	Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 7 (sete) recebem remuneração pelo trabalho desempenhado.
Total da remuneração	1.067.890,48	6.931.866,58	511.018,21	8.510.775,27

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Remuneração total do Exercício Social em 31/12/2013 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	6	5	20
Remuneração fixa anual
Salário ou pró-labore	712.999,91	8.994.781,85	516.433,61	10.224.215,37
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	180.000,00	0,00	0,00	180.000,00
Outros	26.038,76	680.497,33	13.230,54	719.766,63
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. A partir de outubro de 2013, 8 (oito) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

A Diretoria Estatutária do Emissor ao final de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. De janeiro a junho de 2013 estava composta de 9 (nove) diretores, de julho até setembro de 2013 estava composta de 10 (dez) diretores em função da criação de uma nova diretoria. Com a restruturação societária da companhia foi reduzido o número de diretorias, assim, de outubro a dezembro de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. Desta forma, em 2013, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses, 3 (três) receberam remuneração pelo trabalho desempenhado em 6 (seis) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 3 (três) meses. A remuneração média dos diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

Total da remuneração	919.038,67	9.675.279,18	529.664,15	11.123.982,00

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Remuneração total do Exercício Social em 31/12/2012 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	9	5	23
Remuneração fixa anual
Salário ou pró-labore	713.107,76	8.824.308,81	502.496,98	10.039.913,55
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	169.000,00	0,00	0,00	169.000,00
Outros	16.315,54	665.144,46	7.917,95	689.377,95
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 7 (sete) recebem remuneração pelo trabalho desempenhado.

Em 2012, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 9 (nove) meses.

A Diretoria Estatutária do Emissor é composta de 9 (nove) diretores, sendo que uma delas foi instituída a partir do mês de abril de 2012. Desta forma, em 2012, 8 (oito) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos diretores é calculada pelo número de membros que receberam remuneração do emissor.

Total da remuneração	898.423,30	9.489.453,27	510.414,93	10.898.291,50

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.3 - Remuneração variável do conselho de administração, diretoria estatutária e conselho fiscal

O emissor não aplica remuneração variável para o conselho de administração, para a diretoria estatutária e para o conselho fiscal.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.4 - Plano de remuneração baseado em ações do conselho de administração e diretoria estatutária

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.5 - Participações em ações, cotas e outros valores mobiliários conversíveis, detidas por administradores e conselheiros fiscais - por órgão

DIRETORIA ESTATUTÁRIA

Nome	Quantidade de ações	Função	Indicação
Luiz Fernando Leone Vianna	1 ON	Diretor Presidente e Conselheiro de Administração	Acionista Controlador
Luiz Eduardo da Veiga Sebastiani	0	Diretor de Finanças e de Relações com Investidores	Acionista Controlador
Jonel Nazareno Iurk	0	Diretor de Desenvolvimento de Negócios	Acionista Controlador
Cristiano Hotz	0	Diretor de Relações Institucionais	Acionista Controlador
Marcos Domakoski	0	Diretor de Gestão Empresarial	Acionista Controlador
Paulo Cesar Krauss	0	Diretor Adjunto	Acionista Controlador

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

CONSELHO DE ADMINISTRAÇÃO

Nome	Quantidade de ações	Função	Indicação
Fernando Xavier Ferreira	1 ON	Presidente do Conselho de Administração	Acionista Controlador
Luiz Fernando Leone Vianna	1 ON	Conselheiro	Acionista Controlador
Mauro Ricardo Machado Costa	1 ON	Conselheiro	Acionista Controlador
José Richa Filho	1 ON	Conselheiro	Acionista Controlador
Carlos Homero Giacomini	1 ON	Conselheiro	Acionista Controlador
		Conselheiro	Empregados da Companhia
		Conselheiro	BNDESPAR (Acordo de Acionistas)
		Conselheiro	BNDESPAR (Acordo de Acionistas)
		Conselheiro	Acionistas Minoritários

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

CONSELHO FISCAL

Nome	Quantidade de ações	Função	Indicação
Joaquim Antonio Guimarães de Oliveira Portes	0	Presidente do Conselho Fiscal	Acionista Controlador
George Hermann Rodolfo Tormin	0	Conselheiro Efetivo	Acionista Controlador
Nelson Leal Junior	0	Conselheiro Efetivo	Acionista Controlador
		Conselheiro Efetivo	Acionistas Minoritários Ordinaristas
	0	Conselheiro Efetivo	Acionistas Minoritários Preferencialistas
Osni Ristow	0	Conselheiro Suplente	Acionista Controlador
Roberto Brunner	0	Conselheiro Suplente	Acionista Controlador
Gilmar Mendes Lourenço	0	Conselheiro Suplente	Acionista Controlador
		Conselheiro Suplente	Acionistas Minoritários Ordinaristas
	0	Conselheiro Suplente	Acionistas Minoritários Preferencialistas

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.6 - Remuneração baseada em ações do conselho de administração e da diretoria estatutária

O emissor não pratica remuneração baseada em ações ao conselho de administração e a diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.7 - Informações sobre as opções em aberto detidas pelo conselho de administração e pela diretoria estatutária

Não existem opções em aberto do conselho de administração e da diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.8 - Opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária

Não existem opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.9 - Informações necessárias para a compreensão dos dados divulgados nos itens 13.6 a 13.8 - Método de precificação do valor das ações e das opções

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.10 - Informações sobre planos de previdência conferidos aos membros do conselho de administração e aos diretores estatutários

Os membros do conselho de administração e os diretores estatutários possuem, junto à Fundação Copel de Previdência e Assistência Social, planos de previdência complementar, conforme abaixo:

	Conselho de Administração	Diretoria Estatutária
Nº de membros	3	1
Nome do plano	Plano Unificado	Plano Unificado
Quantidade de administradores que reúnem condições para se aposentar	Em gozo de benefício	Em gozo de benefício
Condições para se aposentar antecipadamente	-	-
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	-	-
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	-	-
Possibilidade de resgate antecipado	-	-

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

	Conselho de Administração	Diretoria Estatutária
Nº de membros	4	5
Nome do plano	Plano III	Plano III
Quantidade de administradores que reúnem condições para se aposentar	1	somente 1 elegível
Condições para se aposentar antecipadamente	45 anos idade, tendo mínimo 5 anos contribuição.	45 anos idade, tendo mínimo 5 anos contribuição.
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	R$ 175.435,65	R$ 770.809,46
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	R$ 42.463,03	R$ 255.449,52
Possibilidade de resgate antecipado	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

	Conselho Fiscal	Diretoria Estatutária
Nº de membros	4
Nome do plano	2 ativos no Plano III 2 aposentados no Plano Unificado
Quantidade de administradores que reúnem condições para se aposentar	0
Condições para se aposentar antecipadamente	45 anos idade, tendo mínimo 5 anos contribuição.
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	R$ 31.987,31
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	R$ 15.310,00
Possibilidade de resgate antecipado	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.11 - Remuneração individual máxima, mínima e média do conselho de administração, da diretoria estatutária e do conselho fiscal

Valores anuais em Reais

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal
	31/12/2014	31/12/2013	31/12/2012	31/12/2014	31/12/2013	31/12/2012	31/12/2014	31/12/2013	31/12/2012
Nº de membros	6	8,5	9	7	7,25	7	5	5	5
Valor da maior remuneração (Reais)	1.218.650,58	1.142.120,75	1.104.335,47	201.206,90	192.004,72	176.461,02	102.203,64	105.932,83	102.082,99
Valor da menor remuneração (Reais)	412.115,43	159.984,18	675.812,22	59.477,36	33.790,22	77.814,97	102.203,64	105.932,83	102.082,99
Valor médio da remuneração (Reais)	1.155.311,10	1.138.268,14	1.054.383,70	152.555,78	126.763,95	128.346,19	102.203,64	105.932,83	102.082,99

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Observação

Diretoria Estatutária
31/12/2014

A Diretoria Estatutária do Emissor é composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. A remuneração média dos diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2013

A Diretoria Estatutária do Emissor ao final de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. De janeiro a junho de 2013 estava composta de 9 (nove) diretores, de julho até setembro de 2013 estava composta de 10 (dez) diretores em função da criação de uma nova diretoria, com a restruturação societária da companhia foi reduzido o número de diretorias, assim, de outubro a dezembro de 2013 a estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. Desta forma, em 2013, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses, 3 (três) receberam remuneração pelo trabalho desempenhado em 6 (seis) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 3 (três) meses. A remuneração média dos diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2012

A Diretoria Estatutária do Emissor é composta de 9 (nove) diretores, sendo que uma delas foi instituída a partir do mês de abril de 2012. Desta forma, em 2012, 8 (oito) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos diretores é calculada pelo número de membros que receberam remuneração do emissor.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

Conselho de Administração
31/12/2014

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2014, 7 (sete) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2013

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. A partir de outubro de 2013, 8 (oito) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2012

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2012, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos conselheiros, é calculada pelo número de membros que receberam remuneração do emissor.

Conselho Fiscal
31/12/2014	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.
31/12/2013	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.
31/12/2012	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.12 - Mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.13 - Percentual na remuneração total detido por administradores e membros do conselho fiscal que sejam partes relacionadas aos controladores

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.14 - Remuneração de administradores e membros do conselho fiscal, agrupados por órgão, recebida por qualquer razão que não a função que ocupam

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.15 - Remuneração de administradores e membros do conselho fiscal reconhecida no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

ANEXOS

13.16 - Outras informações relevantes

Não se aplica ao emissor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.